MORELLA & ASSOCIATES
ATTORNEYS AT LAW
A PROFESSIONAL CORPORATION

Warren J. Archer
Licensed to practice in PA

wjarcher@morellalaw.com
(412) 369-9696 x127

September 23, 2014

VIA UPS OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technology, Filer Support
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Larry Spirgel

> **Re:** **Strategic Global Investment, Inc.**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed September 15, 2014**
> **File No. 024-10377**

Dear Mr. Spirgel:

This letter is being furnished on behalf of Strategic Global Investments, Inc. (the "*Company*") in response to comments received from the staff of the Division of Corporation Finance (the "*Staff*") of the U.S. Securities and Exchange Commission (the "*Commission*") by letter dated September 22, 2014 to Mr. Andrew Fellner, Chief Executive Officer of the Company, with respect to the Amendment No. 4 to the Company's Offering Statement on Form 1-A (File No. 024-10377) (the "Amendment No. 4"), which was filed with the Commission on August 27, 2014.

The text of the Staff's comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff's letter. For your convenience, we have also set forth the Company's response to each of the numbered comments immediately below each comment.

In addition, on behalf of the Company, we are also filing today Amendment No. 5 to the Offering Statement (the "Amendment No. 5") which has been revised to reflect the Company's responses to the comments from the Staff and to add the second quarter financial statements for the Company. All page numbers in the responses below refer to the Amendment 5, except as otherwise noted. The filing package consists of eight copies of Amendment No. 5, four of which have been marked to show changes from the Offering Statement. One of the unmarked copies has been manually executed.

Item 5. Unregistered Securities Issued or Sold Within One Year

1. We note your response to comment 2. Please revise to disclose the amounts of the settlements of the two notes.

Response: The Company has made the requested revision. See Item 5 of Amendment No. 5.

<u>Business, page 23</u>

2. We note news releases dated June 12, 2014 and June 20, 2014 announcing agreements between Hemp, Inc. and the Company and TV 101 and the Company relating to the Company's media services. Please revise to discuss the material terms of these arrangements and file the underlying agreements as exhibits to the offering statement.

Response: The Company respectfully states that it did not issue either of the press releases referred to in the Comment, and has no responsibility for their content. As to Hemp, Inc., the Company has never had a contract with that company or even any contact with it. The Company had a consulting agreement with an affiliate of that company, but that agreement has been terminated by the Company for non-performance, and it has made no payments to the affiliate under the agreement. The Company does not believe that there is any disclosure to be made by the Company about the affiliate or Hemp, Inc.

As to Television 101 Production Company ("TV 101"), the Company had an agreement with TV 101 whereby it provided the Company with assistance in the production of a "pilot" video of a potential series of programs for some form of media. The Company paid TV 101 a total of $25,000 to help in production of the pilot video. That video is now being marketed by a third party. Obviously, the Company has no way of knowing when, if ever, the video will result in someone buying the concept of the program or any way of knowing what the terms of such a purchase would be. Under the circumstances, the Company does not believe that there is any disclosure which needs to be made by the Company about its relationship with TV 101.

If you have any questions concerning the above, please call the undersigned.

Very truly yours,



Warren J. Archer

WJA/dlp
Enclosures
cc: Mr. Gregory Dundas
    Mr. Robert Littlepage
    Mr. Joseph Cascarano
    Mr. Andrew Fellner